November 26, 2019

Ferdinand Groenewald
Chief Financial Officer
Muscle Maker, Inc.
308 East Renfro Street, Suite 101
Burleson TX 76028

       Re: Muscle Maker, Inc.
           Form 10-K For the Fiscal Year Ended December 31, 2018
           Filed August 21, 2019
           File No. 000-55918

Dear Mr. Groenewald:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services